================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                              TRITON ENERGY LIMITED
                                (Name of Issuer)



                 COMMON STOCK (ORDINARY SHARES), $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    G90751101
                                 (CUSIP NUMBER)



                             LAWRENCE D. STUART, JR.
                                HM4 TRITON, L.P.
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                                January 4, 1999
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

CUSIP NO. G90751101              Schedule 13D/A                     Page 2 of 9

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                 HM4 Triton, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                      WC, BK
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
                        ----------------------------------------------------------------------------------------------
Number of Shares        7    Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8    Shared Voting Power
Owned                                                21,212,452
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9    Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10   Shared Dispositive Power
                                                     21,212,452
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     21,212,452
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       37.6%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D/A                   Page 3 of 9

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                           HM4/GP Partners Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                21,212,452
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     21,212,452
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     21,212,452
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       37.6%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101              Schedule 13D/A                     Page 4 of 9

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                          HM GP Partners IV Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                21,212,452
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     21,212,452
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     21,212,452
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       37.6%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D/A                   Page 5 of 9



----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                              HM Fund IV Cayman, LLC
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                               21,212,452
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                    21,212,452
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                    21,212,452
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       37.6%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                   OO (Cayman Islands limited liability company)
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101               Schedule 13D/A                    Page 6 of 9


----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                  Thomas O. Hicks
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        PF
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  State of Texas
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                               21,212,452
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                    21,212,452
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                    21,212,452
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       37.6%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        IN
----------------------------------------------------------------------------------------------------------------------

                                  Schedule 13D/A                    Page 7 of 9

         This Amendment No. 3 to Schedule 13D is being filed by HM4 Triton, L.P. ("Purchaser"), HM4/GP Partners Cayman, L.P., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman, LLC, and Thomas O. Hicks (collectively, the "Reporting Persons"), to amend items 8, 10, 11 and 13 of the cover page for each of the Reporting Persons and Item 1, Item 3, Item 4(a), Item 5(a) and (b), Item 5(c),
Item 6 and Item 7 of the original Schedule 13D dated October 12, 1998, as amended by Amendment No. 1 and Amendment No. 2 (collectively, the "Original
Schedule 13D"). The cover page for each of the Reporting Persons and the full text of Item 1, as amended hereby, are restated in their entirety in this Amendment No. 3. Items 2, 4(b) and (c), 5(d) and 5(e) of the Original
Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of Triton Energy Limited, a Cayman Islands company (the "Company"). The Reporting Persons beneficially own such equity securities as a result of HM4 Triton, L.P.'s, record ownership of 1,463,000 Ordinary Shares and 4,937,363 8% Convertible Preference Shares, par value $0.01 per share, of the Company ("Preference Shares"). Each Preference Share currently is convertible at any time at the option of the holder, prior to redemption by the Company, into four Ordinary Shares, subject to customary antidilution protections. The Preference Shares first become redeemable by the Company, at its option in whole but not in part, on September 30, 2001, provided the Ordinary Shares have traded at certain specified levels prior to redemption.

         The address of the Company's principal executive offices is Caledonian House, Mary Street, P. O. Box 1043, George Town, Grand Cayman, Cayman Islands.

ITEM 3.           SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

         The Purchaser utilized $2,290,894 of its working capital to purchase an aggregate of 219,500 additional Ordinary Shares in open market purchases on November 19, 24 and 25. See Item 5(c) below. In addition, the Purchaser utilized $218,040,410 of its working capital to purchase an aggregate of 3,114,863 additional Preference Shares on January 4, 1999. See Item 5(c) below. The Purchaser's working capital utilized for these purposes was provided by capital contributions to the Purchaser from HM4/GP and the limited partners of the Purchaser; HM4/GP obtained the funds contributed to Purchaser by capital contributions from HM GP and the limited partners of HM4/GP; HM GP obtained the funds contributed to HM4/GP by capital contributions from General Partner and the limited partners of HM GP; General Partner obtained the funds contributed to HM GP by capital contributions from Hicks; and Hicks obtained the funds contributed to General Partner from personal funds.

ITEM 4.           PURPOSE OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end of Item 4(a):

         The record date for the Rights Offering was November 30, 1998 (the "Record Date"). On or about December 2, 1998, Purchaser received 105,336 Rights with respect to the 1,463,000 Ordinary Shares it held as of the Record Date, and on December 21, 1998, Purchaser received an additional 524,880 Rights with respect to the 1,822,500 Preference Shares it held as of the Record Date (for an aggregate of 630,216 total Rights received). The Purchaser did not exercise any of the Rights it received in the Rights Offering and all unexercised Rights, including all Rights distributed to Purchaser, expired on December 23, 1998.

                                  Schedule 13D/A                    Page 8 of 9

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Item 5(a) and (b) is hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

         The Purchaser is the record and beneficial owner of 1,463,000 Ordinary Shares, which represent approximately 2.6% of the Company's outstanding Ordinary Shares (giving effect to the conversion of Preference Shares held by Purchaser at the current conversion rate). The Purchaser also is the record owner of 4,937,363 Preference Shares, or 98.7% of the issued and outstanding Preference Shares. The 4,937,363 Preference Shares currently are convertible into an aggregate of 19,749,452 Ordinary Shares, which Ordinary Shares are beneficially owned by Purchaser and represent approximately 35% of the Company's Ordinary Shares outstanding (giving effect to the conversion of the Preference Shares held by Purchaser at the current conversion rate). The 21,212,452 Ordinary Shares beneficially owned by the Purchaser as described above represent approximately 37.6% of the Company's Ordinary Shares outstanding, giving effect to the conversion of Preference Shares held by Purchaser.

         (c)

         Item 5(c) is hereby amended and supplemented by adding the following paragraphs at the end of Item 5(c).

         Purchaser also acquired a total of 219,500 additional Ordinary Shares in open market purchases as follows:

NUMBER OF SHARES            DATE ACQUIRED                PRICE PER SHARE                   MANNER
----------------            -------------                ---------------                   ------

      16,700               November 19, 1998                    $9.75                open market purchase
       6,000               November 24, 1998                    $10.0625             open market purchase
       4,000               November 24, 1998                    $10.125              open market purchase
         500               November 24, 1998                    $10.375              open market purchase
      39,500               November 24, 1998                    $10.4375             open market purchase
       7,800               November 24, 1998                    $10.50               open market purchase
      84,000               November 25, 1998                    $10.4375             open market purchase
       1,500               November 25, 1998                    $10.50               open market purchase
      14,500               November 25, 1998                    $10.5625             open market purchase
       5,300               November 25, 1998                    $10.5625             open market purchase
      19,700               November 25, 1998                    $10.625              open market purchase
       5,000               November 25, 1998                    $10.75               open market purchase
      15,000               November 25, 1998                    $10.875              open market purchase

         In addition, on January 4, 1999, Purchaser acquired a total of 3,114,863 additional Preference Shares, at a price of $70.00 per share, from the Company pursuant to the Purchase Agreement (the "Second Closing"), which Preference Shares currently are convertible into 12,459,452 Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following sentence to the end of the last paragraph of Item 6.

         At the Second Closing, the Company paid HMCo an additional fee in the amount of $4,360,808 as compensation for HMCo's services as financial advisor to the Company in connection with Purchaser's purchase of the Preference Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following to the list of material to be filed as Exhibits:

         10.7 Amendment No. 1 to Stock Purchase Agreement, dated November 22, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

-----------------------
*    Filed herewith

                                 Schedule 13D/A                      Page 9 of 9
                               (Amendment No. 3)


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated January 5, 1999                   HM4 TRITON, L.P.



                                        By: /s/ MICHAEL D. SALIM
                                            -----------------------------------
                                            Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                   THOMAS O. HICKS


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                   HM4/GP PARTNERS CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                   HM GP PARTNERS IV CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                   HM FUND IV CAYMAN, LLC


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact

CUSIP NO. G90751101               Schedule 13D/A

                                  EXHIBIT INDEX

         10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.(1)*

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.*

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co.
                  Partners, L.P.*

         10.4 Financial Advisory Agreement, dated August 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners,
                  L.P.*

         10.5     Line Letter dated October 9, 1998, by and between Bankers
                  Trust Company and HM4 Triton, L.P. (2)*

         10.6 Base Rate Promissory Note dated October 9, 1998, in the original principal amount of $30,000,000, executed by HM4
                  Triton, L.P., and payable to Bankers Trust Company.*

         10.7     Amendment No. 1 to Stock Purchase Agreement, dated November
                  22, 1998, by and between Triton Energy Limited and HM4
                  Triton, L.P.**

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D regarding Coho Energy, Inc., filed with the
                  Securities and Exchange Commission on May 20, 1998, and incorporated herein by reference).

         24.2     Power of Attorney for HM4/GP Partners Cayman, L.P.*

         24.3     Power of Attorney for HM GP Partners IV Cayman, L.P.*

         24.4     Power of Attorney for HM Fund IV Cayman, LLC.*

         24.5     Power of Attorney for HM4 Triton, L.P.*

         99.1     Joint filing Agreement dated October 9, 1998, among HM4
                  Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV
                  Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O.
                  Hicks.*

-------------

  *   Previously filed.

 **   Filed herewith.

(1) The Stock Purchase Agreement is filed herewith without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Purchaser upon written request.

(2) The Line Letter is filed herewith without attached exhibits, but such omitted exhibits will be provided by the Purchaser upon written request.